1

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

BRITISH COLUMBIA

ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MegaWest Energy Corp. (the "Company")

Suite 800, 926 – 5th Avenue S.W.

Calgary, Alberta, Canada T2P 0N7

Item 2.	Date of Material Change(s)

February 8, 2008.

Item 3.	News Release

The Company’s news release dated February 8, 2008 was disseminated by Market Wire on February 8, 2008.

Item 4.	Summary of Material Change

The Company announced that Mr. R. William Thornton will become the President and Chief Operating Officer of the Company. Mr. George T. Stapleton, II will remain as Chairman of the Board and Chief Executive Officer of the Company.

Item54.	Full Description of Material Change
5.1	Full Description of Material Change

See attached News Release.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.737.1015.

Item 9.	Date of Report

This report is dated February 8, 2008.

News Release

MegaWest Energy Announces the Appointment of R. William Thornton to President & COO

Calgary, Alberta; February 8, 2008, – The Board of Directors of MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, announced today that Mr. R. William Thornton will become the President & Chief Operating Officer of MegaWest. Mr. George T. Stapleton, II will remain Chairman of the Board and Chief Executive Officer of MegaWest.

Mr. Stapleton stated, “The appointment of Mr. Thornton as President marks an important step forward for the Company and strengthens the long-term strategy initiated in December 2006 to apply the best of Canadian heavy oil technology and production methodology to significant US heavy oil and bitumen deposits. As the Company continues to grow and to increase its focus on operational activities, additional responsibilities have been shifted to our Calgary office.  It is in recognition of these increased responsibilities that the Company has appointed Bill Thornton as President of the Company.”

MegaWest owns or has the right to earn an interest in over 115,000 acres in Kansas, Missouri, Kentucky, Texas and Montana. MegaWest’s strategy is to grow shareholder value through the selective acquisition of projects with large resource potential located in the vicinity of existing infrastructure through the application of emerging and proven commercial developments in thermal recovery technologies. Delineation drilling and the completion of thermal and enhanced recovery production demonstration projects may increase the value of the unconventional heavy oil resources in each of the Company’s focus areas.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, CEO & Chairman of the Board

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock (877) 984-6342 Email: info@megawestenergy.com	Mike Parker (888) 506-7979 MParker@sweetwatercapital.net

This press release may contain “forward-looking statements” as defined by the Private Litigation Reform Act of 1995. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. When used in this document, the words “could”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward looking statements. It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors The risks and uncertainties that could affect future events or the Company’s future financial performance are more fully described in the Company’s quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company’s annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George Orr

F. George Orr

Chief Financial Officer and Director

(Principal Executive Officer)

Dated: February 15, 2008

CW1669331.1